Exhibit 99.1

Titan Medical Expands and Strengthens Global Intellectual Property Portfolio With Issuance of Robotic Surgery Patents

TORONTO--(BUSINESS WIRE)--March 26, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), announces that its global intellectual property portfolio has increased to 49 issued patents and 86 patent applications, including the recent granting and filing of patent applications directed at innovative robotic surgery technologies.

Included in the recent patent grants is Japanese Patent No. 6,653,387 titled “Graphical User Interface for a Robotic Surgical System,” which is directed at visual ways of interacting with robotic surgery systems, including the Company’s single-port robotic surgical system. The technology covered by this patent provides instrument spatial position and related information to a surgeon in a unique and user-friendly manner. Corresponding patent applications are pending in the United States, China, Canada, South Korea and Australia. The Australian patent application has been allowed by the Australian Patent Office and the Company expects the patent to be granted in the coming months.

Titan has also been granted U.S. Patent No. 10,532,466 and U.S. Patent No. 10,568,707, each titled “Robotic Hand Controller,” which are directed at aspects of hand controllers for use with robotic surgery systems. These patents demonstrate the Company’s early focus and success with the design of ergonomically advanced components of robotic surgery systems. Titan has further advanced these early ergonomic designs with the development of its single-port robotic surgical system, including enhancing hand controller design and functionality as described, for example, in U.S. Patent No. 10,426,561 titled “Hand Controller Apparatus for Detecting Input Position in a Robotic Surgery System.”

“The expansion of our global intellectual property portfolio further strengthens Titan’s position as a leader in innovative user-focused and ergonomically friendly single-port robotic surgery technology,” commented David McNally, President and CEO of Titan Medical. “The granting of these patents combined with previously issued patents help position Titan as a pioneer in robotic surgery technologies.

“While our initial focus for commercialization continues to be the U.S., we remain committed to protecting our intellectual property in major markets around the world to secure the long-term value of the single-port surgical robotics opportunity for Titan or any commercial partners. We are confident our system offers advanced and ergonomically friendly technology in single-port robotic surgery, which could ultimately play a substantial role in expanding robotic surgery through greater access while improving patient outcomes,” Mr. McNally added.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com).

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com